EXHIBIT 99.1

Aura Minerals Announces Exercise of Warrants in Altamira Gold Corp.

ROAD TOWN, British Virgin Islands, Nov. 06, 2025 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO) (B3: AURA33) (“Aura” or the “Company”) announces that it has exercised 24,000,000 common share purchase warrants (each, a “Warrant”) of Altamira Gold Corp. (the “Issuer” or “Altamira”) at an exercise price of CAD$0.20 per Warrant. Each Warrant was exercisable for one common share (each, a “Share”) of the Issuer.

Immediately prior to the acquisition of the securities described in this press release, Aura owned 30,000,000 Shares and 27,000,000 Warrants, representing approximately 11.3% of the issued and outstanding Shares on a non-diluted basis and approximately 19.5% of the issued and outstanding Shares on a fully diluted basis. Immediately following the transaction that triggered the requirement to file this press release, Aura owns 54,000,000 Shares and 3,000,000 Warrants, representing approximately 18.22% of the issued and outstanding Shares on a non-diluted basis and approximately 19.04% of the issued and outstanding Shares on a fully diluted basis.

Aura acquired the securities of the Issuer for investment purposes given the exploration potential of Altamira. Aura may, from time to time and depending on the market and other conditions, acquire additional securities of the Issuer, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position, depending on market conditions, reformulation of plans and/or relevant factors.

For additional information on Altamira, readers are encouraged to visit: https://altamiragold.com/. Altamira’s head office is located at Suite 1500 409 Granville St., Vancouver, British Columbia, V6C 1T2.

This press release is issued pursuant to National Instrument 62-103 —The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also require a report to be filed with regulatory authorities in each of the jurisdictions containing additional information with respect to the foregoing matters (the “Early Warning Report”). A copy of the Early Warning Report will be filed with the Issuer’s documents on the SEDAR+ website at www.sedarplus.com.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including the Company acquiring or disposing the Issuer’s securities and the filing of the Early Warning Report. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the most recent Annual Information Form on file with certain Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, volatility in the prices of gold, copper and certain other commodities, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

For more information, or to obtain a copy of the corresponding Early Warning Report, please contact:
Investor Relations
ir@auraminerals.com
www.auraminerals.com